UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

John Wiley & Sons, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

968223206
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 968223206	Page 2 of 13

(1)	Names of Reporting Persons

Clarkston Capital Partners, LLC

(2)	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Michigan limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0

	(6)	Shared Voting Power	2,845,010

	(7)	Sole Dispositive Power	0

	(8)	Shared Dispositive Power	2,845,010

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,845,010

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row (9)

6.10%[1]

(12)	Type of Reporting Person (see instructions)

IA

________________________

1 Based upon 46,655,004 shares of Class A Common Stock, par value $1.00 per share (“Common Stock”), of John Wiley & Sons, Inc. (the “Issuer”) outstanding as of November 30, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 968223206	Page 3 of 13

(1)	Names of Reporting Persons

Clarkston Companies, Inc.

(2)	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Michigan corporation

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0

	(6)	Shared Voting Power	2,845,010

	(7)	Sole Dispositive Power	0

	(8)	Shared Dispositive Power	2,845,010

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,845,010

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row (9)

6.10%[2]

(12)	Type of Reporting Person (see instructions)

HC, CO

________________________

2 Based upon 46,655,004 shares of Class A Common Stock, par value $1.00 per share (“Common Stock”), of John Wiley & Sons, Inc. (the “Issuer”) outstanding as of November 30, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 968223206	Page 4 of 13

(1)	Names of Reporting Persons

Modell Capital LLC

(2)	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Michigan limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0

	(6)	Shared Voting Power	2,845,010

	(7)	Sole Dispositive Power	0

	(8)	Shared Dispositive Power	2,845,010

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,845,010

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row (9)

6.10%[3]

(12)	Type of Reporting Person (see instructions)

HC, OO

________________________

3 Based upon 46,655,004 shares of Class A Common Stock, par value $1.00 per share (“Common Stock”), of John Wiley & Sons, Inc. (the “Issuer”) outstanding as of November 30, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 968223206	Page 5 of 13

(1)	Names of Reporting Persons

Jeffrey A. Hakala

(2)	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0

	(6)	Shared Voting Power	2,845,010

	(7)	Sole Dispositive Power	0

	(8)	Shared Dispositive Power	2,845,010

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,845,010

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row (9)

6.10%[4]

(12)	Type of Reporting Person (see instructions)

HC, IN

________________________

4 Based upon 46,655,004 shares of Class A Common Stock, par value $1.00 per share (“Common Stock”), of John Wiley & Sons, Inc. (the “Issuer”) outstanding as of November 30, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 968223206	Page 6 of 13

(1)	Names of Reporting Persons

Gerald W. Hakala

(2)	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0

	(6)	Shared Voting Power	2,845,010

	(7)	Sole Dispositive Power	0

	(8)	Shared Dispositive Power	2,845,010

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,845,010

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row (9)

6.10%[5]

(12)	Type of Reporting Person (see instructions)

HC, IN

________________________

5 Based upon 46,655,004 shares of Class A Common Stock, par value $1.00 per share (“Common Stock”), of John Wiley & Sons, Inc. (the “Issuer”) outstanding as of November 30, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 968223206	Page 7 of 13

(1)	Names of Reporting Persons

Jeremy J. Modell

(2)	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0

	(6)	Shared Voting Power	2,845,010

	(7)	Sole Dispositive Power	0

	(8)	Shared Dispositive Power	2,845,010

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,845,010

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row (9)

6.10%[6]

(12)	Type of Reporting Person (see instructions)

HC, IN

________________________

6 Based upon 46,655,004 shares of Class A Common Stock, par value $1.00 per share (“Common Stock”), of John Wiley & Sons, Inc. (the “Issuer”) outstanding as of November 30, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2021.

Item 1(a).	Name of Issuer:

John Wiley & Sons, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

111 River Street, Hoboken, NJ 07030

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed jointly pursuant to that certain Joint Filing Agreement filed herewith as Exhibit 99.1 by:

(1)    Clarkston Capital Partners, LLC (“CCP”)

(2)    Clarkston Companies, Inc. (“CC”)

(3)    Modell Capital LLC (“MC”)

(4)    Jeffrey A. Hakala

(5)    Gerald W. Hakala

(6)    Jeremy J. Modell

Item 2(b).	Address of Principal Business Office or, if none, Residence:

91 West Long Lake Road, Bloomfield Hills, MI 48304

Item 2(c).	Citizenship:

CCP and MC are Michigan limited liability companies. CC is a Michigan corporation. Jeffrey A. Hakala, Gerald W. Hakala, and Jeremy J. Modell (the “Individual Reporting Persons”) are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $1.00 per share

Item 2(e).	CUSIP Number:

968223206

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

CCP is an investment adviser. Collectively, the securities reported in this Schedule 13G are held in the accounts of CCP’s discretionary clients or in an account over which a control person of CCP has beneficial ownership. The sole members of CCP are CC and MC. The sole owners of CC are Jeffrey A. Hakala and Gerald W. Hakala. The sole member of MC is the Jeremy J. Modell Revocable Living Trust.

(a)	Amount Beneficially Owned:

CCP is the beneficial owner of 2,845,010 shares of Common Stock;

CC is the beneficial owner of 2,845,010 shares of Common Stock;

MC is the beneficial owner of 2,845,010 shares of Common Stock;

Jeffrey A. Hakala is the beneficial owner of 2,845,010 shares of Common Stock;

Gerald W. Hakala is the beneficial owner of 2,845,010 shares of Common Stock; and

Jeremy J. Modell is the beneficial owner of 2,845,010 shares of Common Stock.

(b)

Percent of Class:

CCP is the beneficial owner of 6.10% of the outstanding shares of Common Stock;

CC is the beneficial owner of 6.10% of the outstanding shares of Common Stock;

MC is the beneficial owner of 6.10% of the outstanding shares of Common Stock;

Jeffrey A. Hakala is the beneficial owner of 6.10% of the outstanding shares of Common Stock;

Gerald W. Hakala is the beneficial owner of 6.10% of the outstanding shares of Common Stock; and

Jeremy J. Modell is the beneficial owner of 6.10% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

Each of CCP, CC, MC and the Individual Reporting Persons has the sole power to vote or direct the vote over 0 shares of Common Stock.

(ii)   Shared power to vote or to direct the vote:

CCP has the shared power to vote or to direct the vote over 2,845,010 shares of Common Stock;

CC has the shared power to vote or to direct the vote over 2,845,010 shares of Common Stock;

MC has the shared power to vote or to direct the vote over 2,845,010 shares of Common Stock;

Jeffrey A. Hakala has the shared power to vote or to direct the vote over 2,845,010 shares of Common Stock;

Gerald W. Hakala has the shared power to vote or to direct the vote over 2,845,010 shares of Common Stock; and

Jeremy J. Modell has the shared power to vote or to direct the vote over 2,845,010 shares of Common Stock.

(iii)  Sole power to dispose or to direct the disposition of:

Each of CCP, CC, MC and the Individual Reporting Persons has the sole power to dispose or direct the disposition of 0 shares of Common Stock.

(iv)  Shared power to dispose or to direct the disposition of:

CCP has the shared power to dispose or to direct the disposition of 2,845,010 shares of Common Stock;

CC has the shared power to dispose or to direct the disposition of 2,845,010 shares of Common Stock;

MC has the shared power to dispose or to direct the disposition of 2,845,010 shares of Common Stock;

Jeffrey A. Hakala has the shared power to dispose or to direct the disposition of 2,845,010 shares of Common Stock;

Gerald W. Hakala has the shared power to dispose or to direct the disposition of 2,845,010 shares of Common Stock; and

Jeremy J. Modell has the shared power to dispose or to direct the disposition of 2,845,010 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The shares reported in this statement have been purchased by CCP on behalf of CCP’s discretionary clients or by a control person of CCP in an account over which such control person has beneficial ownership. CCP’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities held in their accounts, subject to CCP’s general authority to invest and reinvest the assets in each account under its management.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

With respect to CC, MC and the Individual Reporting Persons, see Item 4.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARKSTON CAPITAL PARTNERS, LLC

By:	/s/ Jeffrey A. Hakala	February 9, 2022
Name:	Jeffrey A. Hakala
Title:	Chief Executive Officer

CLARKSTON COMPANIES, INC.

By:	/s/ Jeffrey A. Hakala	February 9, 2022
Name:	Jeffrey A. Hakala
Title:	Chief Executive Officer and President

MODELL CAPITAL LLC

By:	/s/ Jeremy J. Modell	February 9, 2022
Name:	Jeremy J. Modell
Title:	Member

JEFFREY A. HAKALA

By:	/s/ Jeffrey A. Hakala	February 9, 2022
Name:	Jeffrey A. Hakala

GERALD W. HAKALA

By:	/s/ Gerald W. Hakala	February 9, 2022
Name:	Gerald W. Hakala

JEREMY J. MODELL

By:	/s/ Jeremy J. Modell	February 9, 2022
Name:	Jeremy J. Modell

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 16, 2021).